20801 Biscayne Boulevard
Suite 403
Miami, FL 33180
866.326.3000

April 15, 2014

Doug Jones
Securities and Exchange Commission
Division of Corporation Finance

Washington, D.C. 20549

RE: Intelligent Living, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed on March 12, 2013
Form 10-Q for Quarter Ended June 30, 2013
Filed on August 20, 2013
File No. 000-54026

Dear Mr. Jones:

I would like to thank you and Ms. Chaudhry for taking the time to speak with us and answer our questions in regard to your original correspondence of October 17, 2013. While our initial response may have been short on content, I expect that this follow up response will answer your questions thoroughly and sufficiently.

Form 10-K for Fiscal Year Ended December 31, 2012

Item – Description of Our Business, page 1

1. Please tell us how you accounted for the rescission of the Pro Line Sports acquisition disclosed on page 2. In doing so, explain to us how you accounted for the acquisition of Pro Line and the basis for the amounts recognized in the acquisition. In this regard, tell us how goodwill of $1,226,305 was recognized in the transaction when the total purchase price per the “Asset Purchase Agreement: was $225,000 and based on your disclosures you recognized $37,227 for fixed assets and $253,686 for inventory in the acquisition.

On December 4, 2010 the Company entered into an asset purchase agreement with Pro Line Sports, Inc. On February 11, 2011, the Company finalized the purchase of Pro Line Sports. On June 24, 2011, the Company and the Seller agreed to a new structure regarding fees due under the Consulting Agreement. Due to continuing disagreement between Pro Line Sports and Feel Golf, the parties in November 2011 entered into litigation seeking resolution to their differences. On April 25, 2012, Pro Line Sports and Feel Golf agreed to rescind the Acquisition. As a result, Feel Golf agreed to relinquish its rights to all trademarks and patents associated with the Pro Line brand, sell back related inventory to the original seller, vacate the premises formerly occupied by Pro Line Sports, and abandon certain tangible fixed assets in its possession associated with the Pro Line acquisition. Pro Line Sports, as consideration, agreed to cancel Feel Golf’s related party note payable with prejudice.

The mediated rescission is reflected in the write down of related party debt in the amount of $1,048,572, the write down of goodwill of $1,226,305 and the sale back of inventory at 60% of cost which resulted in a write down of $80,103.

As the 10-K ended December 31, 2012 indicates, this transaction was ultimately accounted for as an acquisition as opposed to the original 8-K which defined the transaction as an Asset Purchase. The 8-K/A filed on September 14, 2011 was done so to include the audited financial statements of Pro Line Sports, which further supports the acquisition vs asset purchase accounting. The 10-Q for the period ended September 30, 2011 describes the purchase price as $225,000 in cash due immediately, and $1,349,820 to be paid over 4 years in cash or shares of common stock at the option of the Company. The financing was received and the transaction was closed on February 11, 2011 with the $1,349,820 recorded on the books of the Company as Related Party Debt. This indicates a Total Purchase Price of $1,574,820.

The tangible assets acquired in the acquisition included inventory and various fixed assets. The Seller retained his cash balances and receivables through the date of sale. Included in the fixed assets acquired was office and warehouse equipment. The Company determined that the carrying value of these assets approximated their fair value on the date of acquisition and therefore recorded them at the Seller’s book value. As a result, $37,227 of the purchase price was allocated to the fixed assets acquired. The Company performed an inventory observation on the date of acquisition and determined that saleable inventory acquired had a fair market value of $253,686. The remaining $1,226,305 was allocated to goodwill. This would indicate, from an accounting perspective a value of $1,517, 218.

This difference of $57,602 reflects either an overpayment on the part of the Company or an accounting error on the part of the accountants, ultimately missed by the auditor. However, as the transaction was ultimately rescinded through mediation, the Company would respectfully request that your office consider the meaning and de minimus impact of this miscalculation on the overall financial picture of the Company at that time.

Item 8. Financial Statements & Supplementary Data

Balance Sheets, Page F-3

2. We note “intellectual property, net” had a balance of $479,391 at December 31, 2011 and $0 at December 31, 2012. Please tell us how this amount originated and the reason for the change. Also, explain to us where the change is reported in the statement of operations and statement of cash flows.

The “intellectual property, net” figure in 2011 results from an Asset Purchase Agreement with Caldwell Golf on August 3, 2009 and reported per the 8-K filed on August 5, 2009. The Company acquired 100% of the right, title and interest in its tangible and intangible assets (the “Acquired Assets”). The purchase price was calculated as $3,274,507 resulting in the issuance of 1,250,000 shares of the Company’s common stock valued at $2.62 per share at the time.

The transaction itself was broken down into its primary components of the inventory acquired valued at $1,878,653, Property, Plant and Equipment valued at $524,232, and patents, trademarks and other intangible assets valued at $871,620. These items are properly reflected on the financial statements at that time.

The Company outlined in its 10-K for the period ended December 31, 2009 adoption of ASC 350, and ASC 805 and identified the intangible assets subject to amortization and included the estimated amortization over the next five years and thereafter. I have included that schedule here for your review

Original values of Intangible assets
Purchased patents, copyrights and IP	$871,620

Estimated future amortization (years)
To-date	$43,581
1	174,324
2	174,324
3	174,324
4	174,324
5	130,743
Thereafter	$-

As the table describes, the estimated amortization of the intangible assets were accounted for properly leaving a remaining value of $479,391 as reported in the 10-K for the period ended December 31, 2011. Upon the review of this item in preparation for the 10-K for the period ended December 31, 2012 management at that time, determined that the remaining net book value of its purchased patents, copyrights, and intellectual property related to the Caldwell acquisition should be valued at zero and proceeded to write off this intangible asset in the amount of $305,067.

The changes to intellectual property are reflected in the Statement of Operations in two locations. The first, Depreciation, in the amount of $300,656 for the year, includes $292,650 which is attributable to the intellectual property as follows; $174,324 is the amount amortized on the intangible asset during 2012 and an additional $118,326 of depreciation is included. This was determined by our calculations as all “pre-Caldwell” assets were just about fully depreciated by this time and the $8,000 difference reflects the depreciation expense related to these pre-Caldwell assets. In addition, Impairment of Goodwill in the amount of $186,741 should be included in this total. This figure was improperly classified as the full 2011 Goodwill figure is included in the calculating and accounting of the Pro-line rescission. Finally, the Statement of Cash Flow reflects, under “write off of intangible asset”, the year-end balance of $305,067 in one figure and the remaining $174,324 within the Depreciation line item. This is addressed in greater detail in question 3 below.

Statement of Cash Flows, page F-6

3. Please explain to us how “Write off of intangible asset” within investing activities and “Exchange of intellectual property for retirement of related party debt” and “Exchange of related party note payable” within financing activities represent cash transactions rather than non-cash transactions that should be reported supplementally outside of the body of the statement of cash flows, and revise appropriate.

Current management is aware that the “Write off of intangible asset” is, and should be a non-cash item and intends to have this item reclassified in the cash flow statement to an adjustment to reconcile net loss in the operating activities section.

Further, the “Exchange of intellectual property for retirement of related party debt” and the “Exchange of related party note payable” shall be reclassified to “Non-cash financing and investing activities” upon your offices acceptance of this letter and our ability to either contact our prior auditor for the purposes of his consent for the purposes of the reissuance of his audit report included in the 10-K for the period ended December 2012 or re-audit with another auditor should the Company continue to be unable to communicate with the prior auditor, who has been unresponsive to numerous attempts at communication from the Company.

Form 10-Q for the Quarter Ended June 30, 2013

Item 1. Financial Statements

Balance Sheets, page F-2

4. Please explain to us what the intangible asset at June 30, 2013 of $1 million represents, how this originated and the basis for the amount.

On May 10, 2013, the Company entered into an acquisition agreement with New Castle County Services, Inc., for the purchase of all the assets related to a cognitive brain training games website and blog, including the website mind360.com. As this acquisition is an acquisition of software, and other digital items, there are no tangible assets involved. Further, the consideration to be paid for these assets totals $1 million dollars broken down as follows: $150,000 due by November 2014 of which has been paid at the time of this correspondence, and an outstanding note for the remaining $850,000 due May 2016,

Statements of Cash Flows, page F-5

5. Please explain to us how the following items represent cash transactions rather than noncash transactions reported supplementally outside of the body of the statement of cash flows and revise as appropriate:

Investment in subsidiary goodwill and exchange of property and equipment in investing activities,

Exchange of intellectual property for retirement of related party debt, exchange of related party note payable, note payable conversions, stock issued for debt, beneficial conversion feature, additional paid in capital, redemption of preferred stock and redemption of preferred stock-additional paid in capital in financing activities.

These transactions, as classified, reflect the work of our prior auditor, W.T. Uniack and reflect the same classification issues as those found by your office in your question 3 above. Current management is preparing restatements of both Q2 and Q3 10-Q’s that will reflect the proper reclassification of these transactions.

Note 4. Asset Purchase Agreement between Feel Golf Company, Inc. and Lee Miller; Stock purchase of Intelligent Living, Inc.

Asset Purchase Agreement, page F-8

6. It appears the substance of the asset purchase transaction with the Miller Family Trust and coincident redemption of preferred stock is a nonmonetary capital transaction for which no gain should be recognized. It appears the difference between the carrying amounts of debt and inventory transferred and par value only of the preferred stock redeemed would be recorded in additional paid in capital. In connection with this, please reconcile the disclosed amount of debt assumed by Mr. Miller of approximately $850,000 to the $977,243 shown in the table in the column “Debts assumed by former preferred shareholder.” Also, as a nonmonetary capital transaction, it appears this transaction should not be reported in the cash flows of operating activities section of the statement of cash flows as is currently the case. Please advise and revise as appropriate.

Management agrees that the redemption is a non-monetary capital transaction and no gain should have been recognized. Following our receipt of your original correspondence on October 17, 2013 management committed to restating the Q2 and Q3 10-Q’s along with its 10-K for the period ended December 31, 2013, and management is preparing those financial statements for completion of an audit at this time. Differences between carrying amounts will be recorded and reconciled properly including the correct figure of $977k vs the $850k which is clearly an incorrect figure.

Acquisition and Share Exchange Agreement, page F-8

7. Please explain to us the basis for valuing the acquisition of Intelligent Living, Inc. based on the value of your stock instead of the value acquired. In this regard, explain to us how you justify the value of intelligent Living.

It appears that management of Feel Golf at the time, determined that the value of the stock was more readily determinable than valuing the purchase individually against the set of acquired fixed or intangible assets. This purchase price of $500,000 appears to utilize the cost approach which under ASC 805 “measures the value of an asset, an interest or a company based on the amount necessary to construct or acquire an asset of equal utility”.

This approach does not make use of certain valuation methods within ASC 805 to give a more accurate valuation of the assets acquired. The simple application of $357,142 to the value of the assets acquired and $142,858 to goodwill seems a straight forward and perhaps conservative method to account for the assets acquired at cost.

As an example, ASC 805 requires the recording of intangibles assets at fair value and there is no indication of the income approach being utilized for intangibles such as the development of the EMR software and its potential future cash flow implications at launch, or similarly valuing the working client list for its potential future cash flows.

This cost approach for valuing the acquisition of Intelligent Living by the management of Feel Golf could simply be viewed as being overly conservative at the time.

In justifying the value of Intelligent Living today, current management must consider not only those assets and the reasons behind the original valuation of Intelligent Living at the time of acquisition, but also the acquisition and development of additional assets and business lines as the business plan has developed since its original creation. Intelligent Living has evolved its plan into a goal to create the model for the 21st century e-health holding company.

Its assets today include the website mind360games.com the leading cognitive brain training games website competitor to the VC funded Lumosity.com. The mind360 asset itself also includes a recently launched mobile mind360 games app and a mind360studios.com site for the partnership with game developers around the world to maintain a leading edge position in the continued development of games for the flagship site.

On the health and wellness side of our business we’ve acquired and launched DrLarryDirect.com. This is a site we expect to be a leading homeopathic remedies and nutraceuticals e-commerce site. We are prepared to proceed with the required audits, filings and actions related to this acquisition once permitted to move forward. Along with these Dr. Larry products are additional health and wellness mobile applications available on Amazon and our Google store for things such a smoke cessation, a mobile pillbox, and tracking applications for both runners and walkers intent on improving their overall health. The continued development and launch of future applications is guided by a joint venture agreement with Monster Arts Inc.

Third, the company has negotiated and will announce the closing of the acquisition of two complementary revenue generating and profitable IT companies that will provide the backbone of a secure cloud product offering to businesses across the country and in particular to hospital groups, doctor’s offices and other health organizations reliant upon a HIPAA compliant back-end to secure their patient information as the Affordable Care Act incentivizes these providers to move to an EMR system. The difference and value added of the Intelligent Living EMR offering compared to other similar and even larger-sized organizations is that this piece to our 21st century e-health approach provides these organizations with a full suite cloud offering, not simply a hosted EMR platform. We are aware of and prepared to meet our reporting requirements related to these audits as well to ensure their timely reporting.

The management of Intelligent Living, Inc. has aggressively executed on its business plan and has acquired a significant asset base upon which to build its vision. This plan and its success to this point has sparked interest from the investing community and our ability to file timely and accurate reports is key to this continued success. Management is prepared to proceed with the required audits and filings once approval is received to proceed.

Looking back, the Board at that time determined that the opportunity represented a reasonable transaction in the best interest of the company for the following reasons: (i) the business presents an exciting opportunity to build long term shareholder value; (ii) the company was not required to use any cash to purchase Intelligent Living; (iii) Ms. Rudman agreed to continue to develop Intelligent Living without additional compensation to her (other than what she is already entitled to as an officer of the company); (iv) several thousand hours have already been spent in developing the business; (v) the company will have the opportunity to generate revenue from Intelligent Living’s business plan within a relatively short amount of time.

I believe that within the first full twelve months since prior management’s decision of April 2013, current management has fulfilled the promise of that initial determination. The justification for the valuation of Intelligent Living going forward will likely be left to third party analysts, CPA’s and other professionals so that earlier mistakes are not duplicated.

8. Please advise us as to where the pro forma financial statements of Feel Golf Company, Inc. referred to are located.

As referenced in our November 11, 2013 correspondence with your office, due to the numerous questions we had combined with our inability to communicate with the prior auditor, pro forma financials in the form of a super 8K were not filed and as result, no pro forma financials for the Company existed at that time. Upon further review of the circumstances that existed at the time of the acquisition of the assets of Intelligent Living, Inc. it is my opinion that the acquisition was incorrectly classified and should be viewed as an asset purchase. As such, pro-forma’s are not required and this note within the 10-Q for the period ended June 30, 2013 is a misstatement. I believe Regulation S-X 210.11.01.d.1 supports this position as it explains; “Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction.” In fact, there were no “revenue-producing” activities yet developed prior to the transaction, and as mentioned in our response to question 7 above, management at the time determined “the company will have the opportunity to generate revenue from Intelligent Living’s business plan within a relatively short amount of time.”

However, as we have pointed out in this letter and on our calls with your office, it is the intent of current management to restate the Q2 and Q3 10-Q’s prior to, or at the latest simultaneous with, the filing of our 10-K for the period ended December 31, 2013. We continue to be unable to communicate with our prior auditor and intend to contact PCAOB for assistance in reestablishing communications with W.T. Uniack. Unfortunately, that lack of communication combined with the revocation by PCAOB of our follow up choice as auditor Labrozzi & Co. P.A., has continued to delay the review and release of this updated and corrected information. As your office is also aware, we have engaged a new firm, D’Arelli Pruzansky, P.A. as auditor and they have been proactive and readily available to assist where possible in the hopes of finally addressing these pressing issues to the satisfaction of all involved.

Note 6. Convertible Debentures, page F-10

9. Please list for us each individual convertible debenture outstanding at June 30, 2013, and tell us the (i) principal amount due, (ii) beneficial conversion feature initially recognized, (iii) amount of debt discount initially recognized, (iv) the amount of debt discount amortized to June 30, 2013, (v) net debt discount remaining, (vi) when the debt is due and (vii) the associated interest rate. Also, reconcile for use the aggregate net discounted amount of convertible debentures outstanding at June 30, 2013 per the preceding to the amount presented on the balance sheet at June 30, 2013 as “Convertible notes payable” of $953,272.

The attached spreadsheet to this letter will identify all the notes outstanding at June 30, 2013. Management disagrees with the figure as reported on the balance sheet at June 30, 2013. Our total principal amount due of $1,565,350 includes an amount of $465,350 of current liabilities and/or certain matured notes and an additional $1.1 million of long term notes payable to include $1 million to NCCS for the purchase of the mind360 assets referenced in question 4 above. The company has identified and forwarded to our new auditors the beneficial conversion feature originally utilized at the original issuance of the notes payable. During 2012 no new notes were issued and those that existed during the year were broken down with portions sold off to third parties with no change in terms. This does hold true through the first quarter of 2013. It is following this period that the terms of new notes were changed to a more open-ended conversion mechanism and as a result, all open notes payable were tainted and will be accounted for as derivative liabilities.

Exhibit 32.1

10. Please amend your filing to provide a certification for the quarterly period ended June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

It is the intent of management to provide the proper certifications for the restated Q2 and Q3 restated 10-Q’s and 10-K for the period ended December 31, 2013 following your offices’ acceptance or other decisions related to the questions above. The company and its management fully understand their responsibility for the accuracy and adequacy of the disclosures within any and all filings and further understands that staff comments do not foreclose the Commission from taking any action with respect to the filings in question and that the company may not assert staff comments as a defense in any proceeding by the Commission or any person under federal securities laws of the United States.

Should you have any questions or if your office requires additional information, please do not hesitate to contact me at 954-882-5303.

Sincerely,

/s/ Paul Favata
Paul Favata
President